March 10, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Penny Somer, Attorney-Adviser

     Re:  Enex  Resources  Corporation
          Amendment  No. 1 to  Schedule  14D-9
          File No. 5-32097

Dear Ms. Somer,

This letter supplements our filing earlier today of Amendment #1 to Schedule 14D-9 relating to a tender offer by Middle Bay Oil Company, Inc.

Although the filed copy of the Amendment neglected to indicate that the original copy had been signed, this is to advise the staff that the original copy of the Amendment was signed this morning (i.e., on the date filed). This letter will also serve as our acknowledgment that we are aware of the requirement to keep signed originals of all documents filed via EDGAR on file for a period of not less than five (5) years.

Very truly yours,



/s/ James A. Klein
James A. Klein
Chief Financial Officer

     JAK/sl

cc: Howard A. Neuman, Esq.